FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of December 17, 2025

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö Form 40-F ___

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing Repurchased own ordinary shares reached 5% of Tenaris’s voting rights; Tenaris’s controlling shareholder files amendment to Schedule 13D.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2025

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Repurchased own ordinary shares reached 5% of Tenaris’s voting rights; Tenaris’s controlling shareholder files amendment to Schedule 13D

Luxembourg, December 17, 2025. - Pursuant to applicable Luxembourg Transparency Law requirements, Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) (“Tenaris” or the “Company”) announces that on December 17, 2025, the proportion of own ordinary shares acquired under its share buyback program and currently held in treasury has reached 5.07% of Tenaris’s voting rights.  Ordinary shares repurchased under such program are being held in treasury (with their voting rights suspended) and will be cancelled in due course. Reporting of share buyback transactions in accordance with Market Abuse Regulation is available at: https://ir.tenaris.com/share-buyback-program.

In addition, the Company informs the market that on December 17, 2025, its indirect controlling shareholder San Faustin S.A. and its direct controlling shareholder Techint Holdings S.à r.l. (the “Reporting Persons”) filed with the U.S. Securities and Exchange Commission (the “SEC”) a new amendment to their beneficial ownership report on Schedule 13D, reporting that, further to the previously-reported September 17, 2025 San Faustin board of directors’ authorization to Techint Holdings to sell up to such number of Tenaris ordinary shares that would not cause its ownership stake in Tenaris to fall below 67% of the Company’s total outstanding ordinary shares (the “Sales Authorization”), (i) between December 9, 2025 and December 12, 2025, Techint Holdings sold a total of 2,600,000 Tenaris ordinary shares pursuant to a non-discretionary sales mandate established with a European broker-dealer regulated in the European Union that ended on December 12, 2025; and (ii) on December 12, 2025, Techint Holdings entered into a non-discretionary accelerated share disposal agreement with an European financial institution regulated in the European Union (the “Bank”) for the sale of up to 21,000,000 ordinary shares of Tenaris during the period starting on December 15, 2025 and ending no later than May 19, 2026 (the “ASD Program”). The Reporting Persons stated, among other things, that under the ASD Program the Bank will make all trading decisions concerning the timing of the sales of Tenaris ordinary shares independently of and uninfluenced by Techint Holdings, that all sales under the ASD Program will be conducted in European regulated stock markets, and that the ASD Program will be executed in compliance with applicable rules and regulations. The Reporting Persons noted that, following completion of the ASD Program, the Reporting Persons may from time to time, depending on market conditions and other factors, sell additional ordinary shares of Tenaris in accordance with the Sales Authorization. As previously reported by the Reporting Persons, the Sales Authorization was given for portfolio-management purposes and in response to Tenaris’s ongoing share repurchase program causing San Faustin’s beneficial ownership interest in Tenaris to passively increase.

For additional details, the Reporting Persons’ new Schedule 13D amendment is publicly accessible through the SEC’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) database.

The Reporting Persons may further amend their beneficial ownership report on Schedule 13D from time to time, whether in connection with the ASD Program or otherwise, as required under applicable SEC rules. Any such amendment will be publicly accessible through the SEC’s EDGAR database, and Tenaris may not be required to inform the market of any such further amendments.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.